Filed By: Encounter Technologies, Inc.

Commission File No. 811-23311

Pursuant to Rule 425

Under the Securities Act of 1933

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: IDGlobal Corp. a/k/a IDGreen Corp.

Commission File No. 021-100368

Subject: Definitive Letter of Intent,

Dated December 15, 2017

4100 West Flamingo Road - Suite 2750 - Las Vegas, Nevada - 89103-3949 - (702) 546-6480

Advice of Delivery;

Delivered to Addressee Electronically

December 15, 2017

Sebastien C. DuFort

Chairman of the Board

IDGLOBAL CORP.

200 West Sixth Street

Lockport, Illinois 60441

Subject:       Purchase of IDGlobal Corp. Series A Preferred Stock

Dear Mr. DuFort,

May I thank you for having continued negotiations with me for the past three months; whereby, Encounter Technologies, Inc., a Colorado corporation ("ENTI"), by this letter, confirms our definitive agreement; whereby, ENTI will purchase 71,000,000.00 shares of the Series A Preferred Stock owned by you in IDGlobal Corp, a Colorado corporation a/k/a IDGreen Corp. ("IDGC"), in exchange for the issuance to you, personally, of 7,100,000,000.00 shares of ENTI's common stock. Moreover, ENTI's Board of Directors will appoint you to a vacancy on its board of directors.

Consequently, as the result of our transaction, ENTI will, essentially, control IDGC.

Key in our negotiations has been the prospect to align our respective companies to best serve our respective shareholders and investors, and, to allow us to forge a new alliance between our companies and their respective subsidiaries so that we can grow dynamic companies through the ownership of bona fide assets that will be well-balanced in today's marketplace.

To confirm my understanding of IDGC's current and planned operations, let's review.

For some while, IDGC has been conducting certain operations through its totally-held subsidiary, Farallon, Inc., a Colorado corporation ("Farallon"). Farallon has been in the business of marketing high-quality coffee beans to various specialty retailers and foodservice operations. Clearly, your strategy in this field will only continue to thrive.

Next, there are IDGC's operations through Monochrome Corp. ("Monochrome"). I believe that your strategy to develop Monochrome is unique and current in today's marketplace. Your Monochrome business model incorporates two high-growth markets to create an exciting multi-channel business opportunity within IDGC's distribution network. This includes your traditional brick-and-mortar channels as well as by Monochrome's utilization of e-commerce technologies and emerging pipelines to capitalize on the new developments in today's CBD market.

I understand that the CBD market is driven by health concerns and expanding product awareness. I am of the opinion by your combining the two, Monochrome can expect to meet market demand, with a multitude of products that is just beginning to realize the company's and the market's potential. I think Monochrome's initial development of a cold-brewed CBD product to be sold in an 8.4 oz. bottle and in a 2.4 oz. "shot size" is a creative step in today's CBD market. Moreover, by Monochrome's exploitation of its distribution channels in the traditional and contemporary delivery methods (by using such partners as major beverage and food distributors) will best serve the company's development. Your use of non-traditional channels (that is, through brokers who will drive business in health care, universities, and health awareness markets) is equally impressive. I am certain as Monochrome's business grows, you will also have partners for other products in the Hemp and CBD space that will expand as Monochrome's product development increases.

Moving on to Azure Blockchain Inc. ("Azure"). I am keen on your structure of a company that will leverage its blockchain, real estate, and business assets and relationships. I think your use of blockchain technology through Azure is groundbreaking, because blockchain technology is cryptographically secure, it shares record of transactions, and is updated by a network of computers instead of a central authority. My understanding is that every transaction within the system is secure, timestamped, and linked with previous and subsequent transactions that can be seen by anyone with access to a given blockchain. I must agree with you when you told me the technology has the potential to be ideal when it comes to simplifying complicated transactions and helping to digitally track physical assets, such as electricity, as they make their way from point A to point B. I think that potential makes the technology very attractive to large utilities and scrappy energy startups alike, because blockchain can be used to monitor energy consumption and trading alike. Moreover, I understand that you further want Azure to incorporate technology can be used in conjunction with Internet-of-Things technology to better measure electricity usage and collect payments. I can see where this could also help consumers see where electricity is coming from and whether, for instance, it is from a renewable source. I was impressed when you told me that Azure's blockchain technology could be used by large electricity customers to help trade energy between them. It is conceivable that a factory could sell or trade its unused power to another factory that needs it.

Then there's Prestige Liquids LLC, which I understand will continue with its packaging operations in Lockport, Illinois.

In addition to IDGC's plan of operations, I understand that we will share in the businesses that we have collectively been negotiating to acquire; namely, the 15 restaurants in Utah, the hotel in Utah, and the five office buildings in Las Vegas. It is my understanding that we will commit the hotel and nine restaurants to IDGC and that the remaining restaurants in Utah and the office buildings will be acquired by ENTI. (ENTI will be forming a totally-held subsidiary early next week to arrange for the acquisition of the aforementioned properties.

I would like to reiterate that, ENTI is filing a preliminary information statement on Schedule 14C with the Securities and Exchange Commission (the "Commission") early next week. In that information statement, ENTI will be announcing (a) that it performing a reverse split of its common stock at ration of 1:15,000, (b) that it is converting its Series B Preferred shares to common stock, (c) that it is thereafter eliminating its Series B and Series C Preferred Stock, and that it is appointing you to the board of directors (although the latter will sooner become effective by my action by written consent as the control shareholder of ENTI).

Moreover, ENTI will filing a notification of corporate actions with FINRA on the same day it files the preliminary Schedule 14C with the Commission, as the remaining actions will not become effective for 20 days from the date ENTI files the preliminary notification.

Beyond these matters, we should be able to demonstrate clear value for our respective shareholders; particularly, because ENTI will have shed the billions of shares it has issued over the past nine years and, thus, be able to demonstrate a per share value that shareholders can appreciate.

Lastly, we agree that ENTI and IDGC, together with any other public company ENTI acquires by that date, will be co-registrant's on a registration statement under the Securities Act of 1933. This will include our respective subsidiaries being named as co-registrant's under that registration.

You and I further agree that ENTI cannot dispose, pledge, or hypothecate IDGC's assets without the unanimous written consent of both of our boards of directors, and, the control shareholders must vote on the disposition of IDGC's assets. I am certain the independent management of both companies will further to serve our companies' respective interests, and our collective interests as a whole.

If this letter represents our understanding of the definitive transaction, please sign your name where indicated and return a copy of this letter to me, I will then undertake the filing with the Commission in accordance with Rule 425.

I look forward to a long-term business relationship that will allow our respective companies and our shareholders to benefit in the coming months and years.

Very truly yours,

ENCOUNTER TECHNOLOGIES, INC.

/s/ Randolph S. Hudson

______________________________

Randolph S. Hudson

Chairman of the Board

President

Chief Executive Officer

ACCEPTED AND AGREED,

this fifteenth day of December 2017:

/s/ Sebastien C. DuFort

______________________________

Sebastien C. DuFort

ACKNOWLEDGED, this

fifteenth day of December 2017:

IDGLOBAL CORP.

a/k/a IDGreen Corp.

/s/ Sebastien C. DuFort

______________________________

Sebastien C. DuFort

Chairman of the Board

President

Chief Executive Officer